For period ending   June 30, 2009

File number 811-6637       Exhibit 77C
                  77Q1

UBS U.S. Large Cap Growth Fund
At the special meeting of shareholders held on June 26, 2009, the Funds shareholders voted on an Agreement and Plan of Reorganization between the UBS Trust, on behalf of the UBS Fund, and the Laudus Trust, on behalf of the Laudus Growth Investors U.S. Large Cap Growth  Fund (the Laudus Fund), that provides for: (i) the acquisition of all the assets, subject to the liabilities, of the UBS Fund in exchange for shares of the Laudus Fund; (ii) the pro rata distribution of shares of the Laudus Fund to the shareholders of the UBS Fund; and (iii) the liquidation and dissolution of the UBS Fund.

FOR
AGAINST
ABSTAIN
Approval of the Agreement and Plan of Reorganization
6,175,077.135
59,280.096
64,778.94